Annual Report

Cover Page

Name of issuer:

Arolucha, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 10/6/2017

Physical address of issuer:

231 Public Square
Suite 300 PMB 41
Franklin TN 37064

Website of issuer:

http://www.arolucha.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$25,382.00	$20,096.00
Cash & Cash Equivalents:	$12,913.00	$396.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$357,213.00	$311,979.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($39,948.00)	($34,359.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question
and any notes, but not any instructions thereto, in their entirety. If disclosure in
response to any question is responsive to one or more other questions, it is not
necessary to repeat the disclosure. If a question or series of questions is
inapplicable or the response is available elsewhere in the Form, either state that it is
inapplicable, include a cross-reference to the responsive disclosure, or omit the
question or series of questions.

Be very careful and precise in answering all questions. Give full and complete
answers so that they are not misleading under the circumstances involved. Do not
discuss any future performance or other anticipated event unless you have a
reasonable basis to believe that it will actually occur within the foreseeable future. If
any answer requiring significant information is materially inaccurate, incomplete or
misleading, the Company, its management and principal shareholders may be liable
to investors based on that information.

THE COMPANY

1. Name of issuer:

Arolucha, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing
reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar
status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jason Brown	Board Member	Arolucha, Inc	2017

For three years of business experience, refer to Appendix D: Director & Officer
Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar
status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jason Brown	Board Member	2017
Ronald Harris	President	2017
Ronald Harris	Vice President of Talent Relations	2017
Donald Harris	Vice President of Production	2017
Bill Campbell	Chief Capital Officer	2017
Kathy Campbell	Chief Capital Officer	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jason Brown	1530000.0 Class A Voting Common	48.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We are a relatively-new company; our auditor has issued a "going concern" opinion.

AroLucha was incorporated in October 2017. It is a relatively new company, with no history upon which an evaluation of its past performance and future prospects can be made. Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. As of December 31, 2020, the date of our last reviewed financial statements, we had not yet generated profits. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

We depend on a small management team and creative team, and will need to hire more people to be successful. Our success also depends on being able to retain and continue to recruit key performers, if not the popularity of our brand of entertainment could decline, which could adversely affect our operating results.

Our success will greatly depend on the skills, connections and experiences of our founders, Jason Brown, Ronald Harris, Donald Harris, Bill Campbell and Kathy Campbell. We are also dependent on the creative talents of many performers, consultants, and independent contracrtors. Should any of them discontinue working for or with AroLucha there is no assurance that AroLucha will be able to continue. We will also need to hire additional creative talent and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions. Our success depends, in large part, upon our ability to recruit and retain key performers and writers in the Lucha Libre world, to portray characters in our live events and develop content. We cannot guarantee that we will be able to continue to identify, recruit and retain these performers. Additionally, performers and writers from time to time can stop working for us for any number of reasons, and we cannot guarantee that we will be able to retain our current performers either during the terms of their contracts or when their contracts expire. Our failure to attract and retain key performers, an increase in the costs required to attract and retain such performers, or a serious or untimely injury to, or the death of, or unexpected or premature loss or retirement or drop in popularity for any reason of, any of our key performers could lead to a decline in the appeal of our storylines and the popularity of our brand of entertainment. Scheduling conflicts for performers may also affect certain events. Any of the foregoing issues could adversely affect our operating results.

Our Founder, CEO and Sole Director controls the Company and will continue to do so after this offering. We currently have no independent directors.

Jason Brown, our Founder, Board Member, and Sole Director, is currently also our controlling shareholder. As the majority holder of Class A Common Stock, which gives him one vote per share, as opposed to no voting rights for holders of Class B Non-Voting Common Stock like you, he will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Jason's voting power through his ownership of our

Class A common stock could discourage or preclude others from initiating potential mergers, takeovers or other change of control transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within AroLucha, having extra checks and balances to prevent fraud and produce reliable financial reports.

We are offering non-voting common stock. We can issue preferred stock without stockholder approval, which could materially adversely affect the rights of common stockholders.

We are offering Class B Non-Voting Common Stock, which means you will not have a say in the direction of the Company, including any material corporate decisions, such as mergers, acquisitions, dissolution or winding up of the company. Our Board may make a decision you disagree with and you will not have a vote. Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the rights of the common stockholders. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

The offering price has been arbitrarily set by AroLucha.

AroLucha set the price of its Class B Non-Voting Common Stock. Valuations for companies at our early stage of development are purely speculative. We have not generated any significant revenue, nor do we have deals in place yet to do so. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

There is no current market for AroLucha's shares.

There is no formal marketplace for the resale of our securities. Shares of our Class B Non-Voting Common Stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class B Non-Voting Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

The entertainment market in which we operate is intensely competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence, which could adversely affect our operating results.

We face competition for our audiences from professional and college sports, as well as from other forms of live events, as well as televised, streamed and filmed entertainment and other leisure activities, in a rapidly changing and increasingly fragmented marketplace. Many of the companies with whom we compete have substantially greater financial resources than we do, such as World Wrestling Entertainment and Live Nation Entertainment. Even among fans of lucha libre, we compete with televised, streamed and filmed entertainment from U.S. and Mexican companies. For the sale of our merchandise, we compete with entertainment companies, professional and college sports leagues and other makers of branded apparel and merchandise. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential performers. Our failure to compete effectively could result in a significant loss of ticket sales, venues and performers, any of which could adversely affect our operating results.

If we are unable to build and maintain our brand of entertainment, our operating results may be adversely affected. We are at the mercy of public perception.

Lucha libre has an intense core fan base, but it is not a widely known. The lack of awareness of our brand, among fans who have a large number of entertainment choices, may adversely affect our operating results. We must build and maintain a strong brand identity to attract and retain a broad fan base. The creation, marketing and distribution of live events and digital programming that our fans value and enjoy is at the core of our business and is critical to our ability to generate revenues. Also important are effective consumer communications, such as marketing, customer service and public relations. The role of social media by fans and by us is an increasingly important factor in our brand perception. If our efforts to create compelling services and goods and/or otherwise promote and maintain our brand, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in attendance at our live events and the sale of our merchandise, and in the future, impact our television and/or film viewership, which would adversely affect our operating results. Wrestling programming is created to evoke a passionate response from fans. This includes creating personas that generate strong reactions, whether positive or negative. These personas do not necessarily represent the personal opinions of the performers. We may be associated with performers and writers who are subject to changing public perceptions. The public perception of the persona depends on the social and political climate of the day, of which we have no control over, and personas that have previously been objects of derision may take on social significance that was never intended. Social media enables perceptions to spread quickly, whether accurate or not. This could impact our reputation and, depending on the severity, could adversely affect event ticket sales and our operating results.

We may not be able to protect all our intellectual property. We may be subject to claims against us for violation of third party intellectual property rights.

Our profitability may depend in part on our ability to effectively protect our intellectual property, including our trademark and logo, original entertainment content in our projects, and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties may become time-consuming and expensive. Any litigation for both protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation. While we generally own the intellectual property in our content, we may be subject to third parties alleging that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology or otherwise alter our business practices in a timely manner in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. As a result of this type of dispute, we could also be required to develop non-infringing technology, make royalty or damage payments, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims, any of which could be costly or unavailable on acceptable terms.

We could incur substantial liability in the event of accidents or injuries occurring during our physically demanding events.

We hope and intend to hold numerous live events each year. This schedule we hope and intend to hold numerous live events each year. This schedule exposes our performers and our employees who are involved in the production of those events to the risk of travel and performance-related accidents, the consequences of which are not fully covered by insurance. The physical nature of our events exposes our performers to the risk of serious injury or death. Although our performers, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we self-insure medical costs for our performers for injuries that they incur while performing. We also self-insure a substantial portion of any other liability that we could incur relating to such injuries. Liability to us resulting from any death or serious injury sustained by one of our performers while performing, to the extent not covered by our insurance, could adversely affect our business, financial condition and operating results.

Our live events entail other risks inherent in public live events, which could lead to disruptions of our business as well as liability to other parties, any of which could adversely affect our financial condition or results of operations.

We hold numerous live events each year. Certain risks are inherent in events of the type we perform as well as the travel to and from them. Risks of travel and large live events include air and land travel interruption or accidents, the spread of illness, injuries resulting from building problems, pyrotechnics or other equipment malfunction, local labor strikes and other force majeure type events. These issues, among others, could result in personal injuries or deaths, cancelled events and other disruptions to our business for which our business interruption insurance may be insufficient . Any of these occurrences also could result in liability to other parties for which we may not have insurance. Any of these risks could adversely affect our business, financial condition and/or results of operations.

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.

We attempt to secure insurance programs to address our various risks with terms, conditions and costs that are appropriate for our business. However, heightened concerns and challenges regarding property, casualty, liability, business interruption and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost, including coverage for acts of terrorism, cyber attacks, weather-related damage and other perils associated with our operations.

Natural disasters, such as Covid-19, and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products or services to our customers or could decrease the demand for our products. They could also result in us not being able to continue with our various projects or in making it difficult or impossible for us to create new products or content to be monetized or to provide new services. As we depend on live shows and large gatherings of people as core to our business, any disruption that those things could have adverse affects on our ability to operate and as such could cause negative impacts on our company and operations. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the impact on our customers and our sales cycles, the impact on customer, employee or industry events, and the effect it will have on our vendors, all of which are uncertain and cannot be predicted. For example, we may need to delay or discontinue our future filming, live shows, or projects because of social distancing mandates issued by federal, state and local governments. The exact impact of COVID-19 disruptions on our overall and future financial condition and results of operations is difficult to predict. For our industry, the COVID-19 pandemic has virtually shut down the supply chain for new productions, delayed major media and content releases, closed most of the theaters in the United States, and disrupted the global entertainment industry in a negative manner. The overall impact of this cannot be predicted or foreseen, but it is highly probable that this could have a negative effect on our industry as a whole, and therefore our company specifically, for years to come. The overall unpredictability of public sentiment, fear of gathering in large groups, employment and future disposable income for our intended audiences, the financial health of other companies such as theater chain owners in our industry, and other unforeseen variables all make it very difficult to predict when, or if, our industry will recover from the COVID-19 pandemic. There is also a risk that in the future something similar could happen again with these, and other unintended, consequences.

Part-time Officers
Bill and Kathy Campbell our Chief Capital Officers are both part-time officers, this may result in diminished time being committed to Arolucha and potentially impact company performance.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Non Voting Common Stock	10,000,000	152,334	No
Preferred Stock	5,000,000	0	No
Class A Voting Common Stock	5,000,000	3,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Aroluxe Parent Company LLC
Issue date	06/24/18
Amount	$308,338.00
Outstanding principal plus interest	$262,523.00 as of 04/18/22
Interest rate	5.0% per annum
Maturity date	12/31/22
Current with payments	Yes

Loan from parent company. Maturity date extended to 12/31/22.

Loan

Lender	Bill Campbell
Issue date	01/09/19
Amount	$9,141.00
Outstanding principal plus interest	$10,736.00 as of 04/18/22
Interest rate	5.0% per annum
Maturity date	12/31/22
Current with payments	Yes

Loan from Bill Campbell

Loan

Lender	Pencilish Animation Studios, Inc.
Issue date	05/26/21
Amount	$20,000.00
Outstanding principal plus interest	$21,000.00 as of 04/18/22
Interest rate	6.0% per annum
Maturity date	05/28/22
Current with payments	Yes

Issued to develop an animated series for AroLucha's Latino Lucha Libre Intellectual Property and to execute this crowdfund campaign. Pencilish shall also receive thirty three percent (33%) of the animated series and other connected ancillary revenue streams, excluding live events and live action television shows.

Pencilish shall have meaningful consultation on the Series and shall be the exclusive animation partner on the Series.

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$277,188	General operations
10/2017	Section 4(a)(2)	Common stock	$76,674	General operations
10/2017	Section 4(a)(2)	Common stock	$18,876	General operations
10/2017	Section 4(a)(2)	Common stock	$76,674	General operations
10/2017	Section 4(a)(2)	Common stock	$18,876	General operations
10/2017	Section 4(a)(2)	Common stock	$198,900	General operations
2/2022	Regulation Crowdfunding	Common stock	$226,429	General operations
2/2022	Section 4(a)(2)	Preferred stock	$25,001	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Aroluxe Parent Company, LLC
Amount Invested	$51,558.00
Transaction type	Loan
Issue date	12/31/20
Outstanding principal plus interest	$64,184.00 as of 04/27/22
Interest rate	0.0% per annum
Maturity date	12/31/22
Outstanding	Yes
Current with payments	Yes
Relationship	Common Ownership

Throughout 2020 and 2021, the parent company paid for the Company's expenses for the purposes of funding operations. This payable bears no interest rate and is due upon demand.

Name	Aroluxe Media, LLC
Amount Invested	$0.00
Transaction type	Other
Issue date	01/01/18
Relationship	Common Ownership

Jason Brown, through Aroluxe Parent Co, LLC, has common ownership in Arolucha, Inc. and Aroluxe Media, LLC. During 2018, Aroluxe Media, LLC was engaged to provide marketing services to Arolucha, Inc. for a fee "below market rate." Total spend in 2018 was $5,683.

Name	Aroluxe Media, LLC
Amount Invested	$0.00
Transaction type	Other
Issue date	01/01/18
Relationship	Common Ownership

Jason Brown, through Aroluxe Parent Co, LLC, has common ownership in ALW Events, LLC (through its parent company Arolucha, Inc) and Aroluxe Media, LLC. On 1/1/2018, ALW Events, LLC, a subsidiary of Arolucha, Inc, and Aroluxe Media, LLC entered into a Master Equipment Rental Agreement whereby Aroluxe Media, LLC provides LED Walls, Staging, and Special Effects Equipment to ALW Events, LLC for a fee "below market rate." Total spend in 2018 was $27,208.

Name	Aroluxe Media, LLC
Amount Invested	$2,337.00
Transaction type	Other
Issue date	01/31/19
Relationship	Common Ownership

Shareholders of the Company own other businesses that have provided good and services to the Company for total expenses of $2,337 and $32,891 in the years ended December 31, 2019 and 2018, respectively. As of December 31, 2020 and 2019, the amounts due to those other businesses totaled $0.

Name	Jason Brown
Amount Invested	$198,900.00
Transaction type	Priced round
Issue date	10/31/17
Relationship	CEO

Name	Kathy Campbell
Amount Invested	$18,876.00
Transaction type	Priced round
Issue date	10/31/17
Relationship	Employee

Name	Ronald Harris
Amount Invested	$76,674.00
Transaction type	Priced round
Issue date	10/31/17
Relationship	Vice President of Talent Relations

Name	Bill Campbell
Amount Invested	$18,876.00
Transaction type	Priced round
Issue date	10/31/17
Relationship	Employee

Name	Donald Harris
Amount Invested	$76,674.00
Transaction type	Priced round
Issue date	10/31/17
Relationship	Vice President of Production

Name	Aroluxe Parent Company LLC
Amount Invested	$308,338.00
Transaction type	Loan
Issue date	06/24/18
Outstanding principal plus interest	$262,523.00 as of 04/18/22
Interest rate	5.0% per annum
Maturity date	12/31/22
Current with payments	Yes
Relationship	Parent company

Name	Bill Campbell
Amount Invested	$9,141.00
Transaction type	Loan
Issue date	01/09/19
Outstanding principal plus interest	$10,736.00 as of 04/18/22
Interest rate	5.0% per annum
Maturity date	12/31/22
Current with payments	Yes
Relationship	Shareholder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes

☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Aro Lucha Animation and Entertainment produces entertainment content that targets the general audience, but more specifically the Latino and Hispanic Communities. Our content centers around the historic and deeply rooted tradition of Lucha Libre. For example, our animated series will be in all English and all Spanish to reach both audiences. From our animated content, we intend, should the market conditions allow and management feels it is in the best interest of the company, to re-open live action shows based on the intellectual property that we create.

In 5 Years, we hope to be the premier kids and family entertainment for Hispanic and Latino families in the US in the Lucha Libre sector.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Arolucha, Inc. was incorporated in the State of Delaware in October 2017.

Since then, we have:

- Partnered with StarLight Runner, producers who were hired to help Build Worlds For Avatar, Spiderman, Men in Black, & Transformers and more.
- Partnered with Animation Partners, Pencilish Animation Studios, who are former Disney Alumni with a Strong Team and Board
- Pencilish Founders and Team have worked on projects that have grossed OVER $3 BILLION Worldwide
- Pencilish Team and Advisory Board from Disney, Sony Pictures, and Warner Brothers
- Announced the first Aro Lucha animated series and began development of the episode scripts, story, and characters.
- Opened a Regulation CF and raised approximately $270,000.00 for the company.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 0% in fiscal year 2021, compared to 0% in 2020.
- *Assets*. As of December 31, 2021, the Company had total assets of $25,382, including $12,913 in cash. As of December 31, 2020, the Company had $20,096 in total assets, including $396 in cash.
- *Net Loss*. The Company has had net losses of $39,948 and net losses of $34,359 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities*. The Company's liabilities totaled $357,213 for the fiscal year ended December 31, 2021 and $311,979 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $337,479 in debt, $415,000 in equity, $129,216 in equity raised through a prior Reg CF campaign on Wefunder, and $226,429 in equity raised through the Reg CF currently in progress on Wefunder.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Arolucha, Inc. cash in hand is $238,143, as of March 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,800/month, for an average burn rate of $1,800 per month. Our intent is to be profitable in 12 months.

Since the date our financials cover: In February 2022, the Company issued 301,905 shares of stock in exchange for $226,429. In February 2022, the Company issued 33,334 shares of stock in exchange for $25,001.

We do not expect to generate significant revenues in the next 3 to 6 months as animation typically takes 12 months or more to develop and create. We need approximately $150,000 to do our first short form animated series. We believe that by monetizing that series on YouTube, we will be able to generate some revenues at that point.

We are currently not profitable. We believe that approximately $1 - $3 million is needed for us to reach profitability and that it could be 24 to 36 months before we reach that point. Once we are monetizing our YouTube Series and if we are able to create and license our television series, then we expect monthly revenues to be approximately $100,000 to $200,000 per month, depending on the number of episodes purchased by a network. Expenses would be approximately 80% of revenues for television production, so expenses are estimated at approximately $80,000 to $160,000 per month based on the number of television episodes

$80,000 to $160,000 per month based on the number of television episodes ordered.

In terms of our current funding: We are incurring minimal expenses each month and currently have enough cash to cover any short term burn we are expecting. Besides that, we do not have any other sources of capital beyond the Wefunder campaign.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jason Brown, certify that:

(1) the financial statements of Arolucha, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Arolucha, Inc. included in this Form reflects accurately the information reported on the tax return for Arolucha, Inc. filed for the most recently completed fiscal year.

Jason Brown
Board Member

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.arolucha.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Bill Campbell
Donald Harris
Jason Brown
Kathy Campbell
Ronald Harris

Appendix E: Supporting Documents

Amended_and_Restated_Certificate_of_Incorporation_of_Arolucha__Inc..pdf
Add new Form C attachment (admin only)

Signatures

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Arolucha Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Bill Campbell
- Donald Harris
- Jason Brown
- Kathy Campbell
- Ronald Harris

Appendix E: Supporting Documents

- Amended_and_Restated_Certificate_of_Incorporation_of_Arolucha__Inc..pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Arolucha, Inc.

By

Jason Brown

Board Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ron Harris

President

4/28/2022

Jason Brown

Board Member

4/28/2022

Invite Others to Sign

Bill Campbell (bill.campbell@thebpn.com) INVITE

Donald Harris (don@arolucha.com) INVITE

Kathy Campbell (kathy@arolucha.com) INVITE

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.